Independent Accountants' Consent

To Board of Directors
Warwick Community Bancorp, Inc:

We consent to incorporation by reference in the Registration Statements No. 333-40773, No. 333-81467 and No. 333-103136 on Form S-8, of our report dated January 27, 2003, relating to the consolidated statement of financial condition of Warwick Community Bancorp, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, which report is incorporated by reference in the December 31, 2002 Annual Report on Form 10-K of Warwick Community Bancorp, Inc.

The 2001 and 2000 consolidated financial statements of Warwick Community Bancorp, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 29, 2002.

/s/ KPMG LLP

Short Hills, New Jersey
March 27, 2003